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                                                                     EXHIBIT "B"





                                                CONTACT: Eugene Melnyk
                                                         Chairman of the Board
                                                         Kenneth Howling
                                                         Chief Financial Officer
FOR IMMEDIATE RELEASE                                    (416) 285-6000

                * BIOVAIL AND LUNDBECK SIGN AGREEMENTS ON CELEXA*
   - BIOVAIL TO DEVELOP CONTROLLED RELEASE CITALOPRAM FOR WORLDWIDE MARKETS -
                  - COMPANIES TO CO-PROMOTE CELEXA IN CANADA -

Toronto, Canada, January 19, 1999 - Biovail Corporation International (NYSE,
TSE: BVF) today announced that it has entered into a multi-facetted agreement with H. Lundbeck A/S of Copenhagen, Denmark for the development of a novel controlled-release formulation of the anti-depressant Citalopram, marketed under the trade mark Celexa in the U.S.A. Under the terms of the agreement, Biovail will develop, manufacture and supply a controlled-release ("CR") version of Citalopram for commercial exploitation by Lundbeck or its licensees worldwide. Lundbeck will pay Biovail product development fees and an agreed supply price upon commercialization of the Citalopram CR formulation.

         In addition, Biovail and Lundbeck have entered into an agreement whereby Crystaal, Biovail's marketing division in Canada, will co-promote the immediate release version of Citalopram ("Celexa") in collaboration with Lundbeck Canada Inc. Crystaal will promote Celexa to primary care physicians and will receive co-promotion fees for contributing to the marketing of Celexa in Canada. Regulatory approval of Celexa in Canada is expected shortly.

         Citalopram, an anti-depressant, belongs to a class of drugs known as SSRIs ("Selective Serotonin Reuptake Inhibitors"). A highly selective serotonin reuptake inhibitor, Citalopram is the best selling anti-depressant in 13 countries, including eight in Europe, and has been introduced in more than 60 countries worldwide under several trade names including Celexa, Cipramil and Seropram. The worldwide market for such anti-depressants is estimated to be in excess of U.S. $7 billion annually, growing at a rate of 17%. Citalopram is a leading anti-depressant in Europe, growing at a rate of 28% annually. Compared to many other SSRIs, Citalopram has an improved side effect profile and a lower incidence of drug interactions when taken concurrently with other medications.


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         Eugene Melnyk, Chairman of the Board commented: "These agreements between Lundbeck and Biovail are very significant. H. Lundbeck A/S is a premier company involved in the development and marketing of products for the treatment of psychiatric disorders. Biovail's novel drug delivery technologies combined with a leading anti-depressant such as Citalopram will help position Lundbeck's Citalopram as one of the leading anti-depressants worldwide. In addition, the co-promotion of Celexa by Crystaal, in collaboration with Lundbeck Canada Inc., will significantly increase Celexa's growth and market penetration in the Canadian market."

         Clinical depression is a biologically based illness that affects more than one in 10 Americans, and is associated with greater levels of physical and social impairment than other chronic conditions such as asthma and heart disease. Citalopram has been proven effective and well tolerated in clinical trials involving more than 23,000 Citalopram-treated patients as well as by a decade of clinical use during which more than eight million people in 64 countries have been treated with Citalopram.

         Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

         Crystaal, a division of Biovail Corporation International, is engaged in the registration, marketing and distribution of branded pharmaceutical products developed by Biovail or acquired from third parties worldwide. Crystaal is currently marketing Tiazac(R), Biovail's once daily diltiazem formulation and Retavase(R), for the treatment of heart attacks and has secured the exclusive marketing rights to Brexidol(TM), a once-daily analgesic product, Corlopam(TM), an antihypertensive agent for in-hospital use and d-methylphenidate, a chiral preparation for the treatment of Attention Deficit Hyperactivity Disorder.


 "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.